EXHIBIT 99.2

CONSOLIDATED FINANCIAL STATEMENTS

Management’s Responsibility for Financial Statements

The Management of Advantage Oil & Gas Ltd. (the “Corporation”) is responsible for the preparation and presentation of the consolidated financial statements together with all operational and other financial information contained in the annual report. The consolidated financial statements have been prepared by Management in accordance with Canadian generally accepted accounting principles and utilize the best estimates and careful judgments of Management, where appropriate. Operational and other financial information contained throughout the annual report is consistent with that provided in the consolidated financial statements.

Management has developed and maintains a system of internal controls designed to provide reasonable assurance that all transactions are accurately and reliably recorded, that the consolidated financial statements accurately report the Corporation’s operating and financial results within acceptable limits of materiality, that all other operational and financial information presented is accurate, and that the Corporation’s assets are properly safeguarded.

The Audit Committee, comprised of non-management directors, acts on behalf of the Board of Directors to ensure that Management fulfills its financial reporting and internal control responsibilities. The Audit Committee is responsible for meeting regularly with Management, the external auditors, and the internal auditors to discuss internal controls over financial reporting processes, auditing matters and various aspects of financial reporting. The Audit Committee reviewed the consolidated financial statements with Management and the external auditors, and recommended approval to the Board of Directors. The Board of Directors has approved these consolidated financial statements.

PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, appointed by the shareholders as the external auditor of the Corporation, has audited the consolidated balance sheets as at December 31, 2009 and 2008 and the consolidated statements of loss, comprehensive loss and deficit and cash flows for the years then ended.  The external auditors conducted their audits in accordance with Canadian generally accepted auditing standards and have unlimited and unrestricted access to the Audit Committee.

Andy J. Mah	Kelly I. Drader
CEO	President and CFO
March 16, 2010

Advantage Oil & Gas Ltd. - 1

Management’s Report on Internal Control over Financial Reporting

The Management of Advantage Oil & Gas Ltd. (the “Corporation”) is responsible for establishing and maintaining adequate internal control over financial reporting for the Corporation as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. Under the supervision of our Chief Executive Officer and Chief Financial Officer, we have conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our assessment, we have concluded that as of December 31, 2009, our internal control over financial reporting was effective.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation. Further, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, the Corporation’s independent firm of Chartered Accountants, was appointed by the shareholders to audit and provide an independent opinion on both the consolidated financial statements and the Corporation’s internal control over financial reporting as at December 31, 2009, as stated in their Auditor’s Report. PricewaterhouseCoopers LLP has provided such opinion.

Andy J. Mah	Kelly I. Drader
CEO	President and CFO
March 16, 2010

Advantage Oil & Gas Ltd. - 2

Report of Independent Registered Public Accounting Firm

To the Shareholders of Advantage Oil & Gas Ltd.

We have completed integrated audits of Advantage Oil & Gas Ltd.’s (the “Corporation”) 2009 and 2008 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

Consolidated financial statements

We have audited the accompanying consolidated balance sheets of the Corporation as at December 31, 2009 and 2008, and the related consolidated statements of loss, comprehensive loss and deficit and cash flows for each of the years then ended.  These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Corporation’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as at December 31, 2009 and 2008 and the results of its operations and its cash flows for each of the years then ended in accordance with Canadian generally accepted accounting principles.

Internal control over financial reporting

We have also audited the Corporation’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control - Integrated Framework issued by the COSO.

Chartered Accountants
Calgary, Canada
March 16, 2010

Advantage Oil & Gas Ltd. - 3

Consolidated Balance Sheets
(thousands of dollars)	December 31, 2009	December 31, 2008

Assets
Current assets
Accounts receivable	$54,531	$84,689
Prepaid expenses and deposits	9,936	11,571
Derivative asset (note 12)	30,829	41,472
	95,296	137,732
Derivative asset (note 12)	323	1,148
Fixed assets (note 3)	1,831,622	2,163,866
	$1,927,241	$2,302,746

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$111,901	$146,046
Distributions payable to Unitholders	-	11,426
Current portion of capital lease obligations (note 5)	1,375	1,747
Current portion of convertible debentures (note 6)	69,553	86,125
Derivative liability (note 12)	12,755	611
Future income taxes (note 9)	4,704	11,939
	200,288	257,894
Derivative liability (note 12)	1,165	1,039
Capital lease obligations (note 5)	759	3,906
Bank indebtedness (note 7)	247,784	584,717
Convertible debentures (note 6)	130,658	128,849
Asset retirement obligations (note 8)	68,555	73,852
Future income taxes (note 9)	38,796	43,976
Other liability (note 10)	3,431	-
	691,436	1,094,233

Shareholders' Equity
Share capital (note 11)	2,190,409	-
Unit capital (note 11)	-	2,075,877
Convertible debentures equity component (note 6)	18,867	9,403
Contributed surplus (note 11)	7,275	287
Deficit	(980,746)	(877,054)
	1,235,805	1,208,513
	$1,927,241	$2,302,746

Commitments (note 14)

see accompanying Notes to Consolidated Financial Statements

On behalf of the Board of Directors of Advantage Oil & Gas Ltd:

Paul G. Haggis, Director	Andy J. Mah, Director

Advantage Oil & Gas Ltd. - 4

Consolidated Statements of Loss, Comprehensive Loss and Deficit

	Year ended	Year ended
(thousands of dollars, except for per share amounts)	December 31, 2009	December 31, 2008
Revenue
Petroleum and natural gas	$343,005	$769,401
Realized gain (loss) on derivatives (note 12)	86,487	(27,439)
Unrealized gain (loss) on derivatives (note 12)	(23,738)	38,789
Royalties	(49,010)	(146,349)
	356,744	634,402

Expenses
Operating	119,022	164,091
General and administrative	39,335	22,493
Management internalization (note 11)	1,724	6,964
Interest	19,752	27,893
Interest and accretion on convertible debentures	16,030	19,482
Depletion, depreciation and accretion	256,882	302,104
Impairment of goodwill (note 4)	-	120,271
	452,745	663,298
Loss before taxes	(96,001)	(28,896)
Future income tax reduction (note 9)	(10,855)	(10,812)
Income and capital taxes (note 9)	1,280	2,493
	(9,575)	(8,319)
Net loss and comprehensive loss	(86,426)	(20,577)
Deficit, beginning of year	(877,054)	(659,835)
Distributions declared	(17,266)	(196,642)
Deficit, end of year	$(980,746)	$(877,054)
Net loss per share (note 11)
Basic and diluted	$(0.56)	$(0.15)

see accompanying Notes to Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 5

Consolidated Statements of Cash Flows	Year ended	Year ended
(thousands of dollars)	December 31, 2009	December 31, 2008
Operating Activities
Net loss	$(86,426)	$(20,577)
Add (deduct) items not requiring cash:
Unrealized loss (gain) on derivatives	23,738	(38,789)
Equity-based compensation (note 11)	8,194	(929)
Non-cash general and administrative (note 10)	3,431	-
Management internalization	1,724	6,964
Accretion on convertible debentures	2,354	2,855
Depletion, depreciation and accretion	256,882	302,104
Impairment of goodwill	-	120,271
Future income tax reduction	(10,855)	(10,812)
Expenditures on asset retirement	(5,437)	(9,259)
Changes in non-cash working capital	(20,914)	22,922
Cash provided by operating activities	172,691	374,750

Financing Activities
Units issued, less costs (note 11)	96,770	1,248
Convertible debentures issued, less costs (note 6)	82,515	-
Convertible debenture maturities (note 6)	(82,107)	(5,392)
Increase (decrease) in bank indebtedness	(336,933)	39,978
Reduction of capital lease obligations	(2,299)	(1,537)
Distributions to Unitholders	(23,481)	(161,924)
Changes in non-cash working capital	500	-
Cash used in financing activities	(265,035)	(127,627)
Investing Activities
Expenditures on fixed assets	(170,868)	(255,591)
Property acquisitions	-	(7,621)
Property dispositions (note 3)	245,150	941
Changes in non-cash working capital	18,062	15,148
Cash provided by (used in) investing activities	92,344	(247,123)
Net change in cash	-	-
Cash, beginning of year	-	-
Cash, end of year	$-	$-

Supplementary Cash Flow Information
Interest paid	$31,335	$40,215
Taxes paid	$1,410	$1,957

see accompanying Notes to Consolidated Financial Statements

Advantage Oil & Gas Ltd. - 6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2009 and 2008

All tabular amounts in thousands except as otherwise indicated.

1.	Business and Structure of Advantage Oil & Gas Ltd.

Advantage Oil & Gas Ltd. (“Advantage” or the “Corporation”) is an intermediate oil and natural gas exploration and production corporation with properties located in Western Canada.  Advantage was created on July 9, 2009, through the completion of a plan of arrangement pursuant to an information circular dated June 5, 2009. Advantage Energy Income Fund (the “Fund”) was dissolved and converted into the corporation, Advantage Oil and Gas Ltd., with each Trust Unit converted into one Common Share. The figures for the year ended December 31, 2008 are those of the Fund. Advantage does not currently pay a dividend.

2.	Summary of Significant Accounting Policies

The Management of the Corporation prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and all amounts are stated in Canadian dollars. The preparation of consolidated financial statements requires Management to make estimates and assumptions that affect the reported amount of assets, liabilities and equity and disclosures of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods. The following significant accounting policies are presented to assist the reader in evaluating these consolidated financial statements and, together with the notes, should be considered an integral part of the consolidated financial statements.

(a) Consolidation and joint operations

These consolidated financial statements include the accounts of the Corporation and all subsidiaries. All intercompany balances and transactions have been eliminated.

The Corporation conducts exploration and production activities jointly with other participants. The accounts of the Corporation reflect its proportionate interest in such joint operations.

(b) Fixed assets

(i) Petroleum and natural gas properties

The Corporation follows the “full cost” method of accounting in accordance with the guideline issued by the Canadian Institute of Chartered Accountants (“CICA”) whereby all costs associated with the acquisition of and the exploration for and development of petroleum and natural gas reserves, whether productive or unproductive, are capitalized in a Canadian cost centre and charged to income as set out below. Such costs include lease acquisition, drilling and completion, production facilities, asset retirement costs, geological and geophysical costs and overhead expenses related to exploration and development activities, net of any government incentive programs.

Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the rate of depletion and depreciation of 20% or more.

Depletion of petroleum and natural gas properties and depreciation of lease, well equipment and production facilities is provided on accumulated costs using the “unit-of-production” method based on estimated net proved petroleum and natural gas reserves, before royalties, as determined by independent engineers. For purposes of the depletion and depreciation calculation, proved petroleum and natural gas reserves are converted to a common unit-of-measure on the basis of one barrel of oil or liquids being equal to six thousand cubic feet of natural gas.

The depletion and depreciation cost base includes total capitalized costs, less costs of unproved properties, plus an estimate of future development costs of proved undeveloped reserves. Costs of acquiring and evaluating unproved properties are excluded from depletion calculations until it is determined whether or not proved reserves are attributable to the properties or impairment occurs.

Petroleum and natural gas properties are evaluated in each reporting period to determine that the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre (the “ceiling test”). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of

Advantage Oil & Gas Ltd. - 7

(i) Petroleum and natural gas properties (continued)

proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The net cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

(ii) Furniture and equipment

The Corporation records furniture and equipment at cost and provides depreciation on the declining balance method at a rate of 20% per annum which is designed to amortize the cost of the assets over their estimated useful lives. The Corporation records leasehold improvements at cost and provides depreciation on the straight-line method over the term of the lease.

(c) Goodwill

Goodwill is the excess purchase price of a business over the fair value of identifiable assets and liabilities acquired. Goodwill is stated at cost less impairment and is not amortized. Goodwill impairment is assessed at year-end, or as economic events dictate, by comparing the fair value of the reporting unit (the Corporation) to its carrying value, including goodwill. If the fair value of the Corporation is less than its carrying value, a goodwill impairment loss is recognized by allocating the fair value of the Corporation to the identifiable assets and liabilities as if the Corporation had been acquired in a business acquisition for a purchase price equal to the fair value. The excess of the fair value of the Corporation over the values assigned to the identifiable assets and liabilities is the implied fair value of the goodwill. Any excess of the carrying value of the goodwill over the implied fair value is the impairment amount and is charged to income in the period incurred.

(d) Distributions

Distributions previously declared by the Fund were reported on an accrual basis.

(e) Financial instruments

The Corporation’s financial instruments consist of financial assets, financial liabilities, and non-financial derivatives.  All financial instruments are initially recognized at fair value on the balance sheet.  Measurement of financial instruments subsequent to the initial recognition, as well as resulting gains and losses, is based on how each financial instrument was initially classified.  The Corporation has classified each identified financial instrument into the following categories: held for trading, loans and receivables, held to maturity investments, available for sale financial assets, and other financial liabilities. Held for trading financial instruments are measured at fair value with gains and losses recognized in earnings immediately.  Available for sale financial assets are measured at fair value with gains and losses, other than impairment losses, recognized in other comprehensive income and transferred to earnings when the asset is derecognized. Loans and receivables, held to maturity investments and other financial liabilities are recognized at amortized cost using the effective interest method and impairment losses are recorded in earnings when incurred. With all new financial instruments, an election is available that allows entities to classify any financial instrument as held for trading.  Only those financial assets and liabilities that must be classified as held for trading are classified as such by the Corporation.

Derivative instruments executed by the Corporation to manage market risk associated with volatile commodity prices are classified as held for trading and recorded on the balance sheet at fair value as derivative assets and liabilities. Gains and losses on these instruments are recorded as unrealized gains and losses on derivatives in the consolidated statement of loss, comprehensive loss and deficit in the period they occur and as realized gains and losses on derivatives when the contracts are settled.  Since unrealized gains and losses on derivatives are non-cash items, there is no impact on cash provided by operating activities as a result of their recognition.

Advantage Oil & Gas Ltd. - 8

(e) Financial instruments (continued)

Transaction costs are frequently attributed to the acquisition or issue of a financial asset or liability. Such costs incurred on held for trading financial instruments are expensed immediately. For other financial instruments, an entity can adopt an accounting policy of either expensing transaction costs as they occur or adding such transaction costs to the fair value of the financial instrument.  The Corporation has chosen a policy of adding transaction costs to the fair value initially recognized for financial assets and liabilities that are not classified as held for trading.

Effective December 31, 2009, the Corporation adopted disclosure requirements that the CICA added to Handbook Section 3862 “Financial Instruments - Disclosures.”  The additional requirements augmented disclosure requirements with respect to fair values and liquidity risk associated with financial instruments.  Fair values are now required to be determined following a three (3) level hierarchy.

(f) Comprehensive income

Comprehensive income consists of net income and other comprehensive income (“OCI”) with amounts included in OCI shown net of tax. Accumulated other comprehensive income is comprised of the cumulative amounts of OCI. To date, the Corporation does not have any adjustments in OCI and therefore comprehensive loss is currently equal to net loss.

(g) Convertible debentures

The Corporation’s convertible debentures are financial liabilities consisting of a liability with an embedded conversion feature. As such, the debentures are segregated between liabilities and equity based on the residual value method, where the liability is first measured using a discount rate without the conversion feature and the remaining amount is allocated to equity. Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component as compared to maturity value is accreted by the “effective interest” method over the debenture term and expensed accordingly. As debentures are converted to shares, an appropriate portion of the liability and equity components are transferred to share capital.

(h) Asset retirement obligations

The Corporation records the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Corporation’s asset retirement obligations is recorded in the period in which it is incurred, discounted to its present value using the Corporation’s credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of fixed assets. The asset recorded is depleted on a “unit-of-production” basis over the life of the reserves consistent with the Corporation’s depletion and depreciation policy for petroleum and natural gas properties. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to income in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligations are charged against the obligation to the extent of the liability recorded.

(i) Income taxes

The Corporation follows the “liability” method of accounting for future income taxes. Under this method future income tax assets and liabilities are determined based on differences between the carrying value of an asset or liability and its tax basis using substantively enacted tax rates and laws expected to apply when the differences reverse. The effect a change in income tax rates has on future tax assets and liabilities is recognized in net income in the period in which the change is substantively enacted.

(j) Equity-based compensation

Advantage accounts for compensation expense based on the “fair value” of rights granted under its equity-based compensation plans.  Prior to converting to a corporation, the Fund had Trust Units held in escrow relating to management internalization (note 11), a Trust Unit Rights Incentive Plan for external directors, and a Restricted Trust Unit Plan.  Subsequent to converting to a corporation, Advantage has a Restricted Share Performance Incentive Plan (note 11).

The escrowed Trust Units relating to the management internalization vested equally over three years, the period during which employees were required to provide service to receive the Trust Units. Therefore, the management internalization consideration was being deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services were provided, including an estimate of future Trust Unit forfeitures.

Advantage Oil & Gas Ltd. - 9

(j) Equity-based compensation (continued)

Awards under the external directors’ Trust Unit Rights Incentive Plan vested immediately with associated compensation expense recognized in the current period earnings and estimated forfeiture rates were not incorporated in the determination of fair value. The compensation expense resulted in the creation of contributed surplus until the rights were exercised. Consideration paid upon the exercise of the rights together with the amount previously recognized in contributed surplus were recorded as an increase in Unitholders’ capital.

Advantage’s Restricted Share Performance Incentive Plan (“RSPIP” or the “Plan”), authorizes the Board of Directors to grant restricted shares to service providers of the Corporation, including directors, officers, employees, and consultants. The restricted share grants generally vest one-third immediately on grant date, with the remaining two-thirds vesting evenly on the following two yearly anniversary dates. Compensation cost related to the Plan is recognized as compensation expense within general and administrative expense over the service period and incorporates the share grant price, the estimated number of restricted shares to vest, and certain management estimates. As compensation expense is recognized, contributed surplus is recorded until the restricted shares vest at which time the appropriate shares are then issued to the services providers and the contributed surplus is transferred to share capital.  The Plan replaced the previous Restricted Trust Unit (“RTU”) plan that was in place prior to the conversion to a corporation and for which the accounting was the same.

(k) Revenue recognition

Revenue associated with the sale of petroleum, natural gas and natural gas liquids is recognized when the title and risks pass to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

(l) Per share amounts

Net loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted net loss per share is calculated using the “if-converted” method to determine the dilutive effect of convertible debentures and the “treasury stock” method for equity-based compensation.

(m) Measurement uncertainty

The amounts recorded for depletion and depreciation of fixed assets, the provision for asset retirement obligation costs and related accretion expense, impairment calculations for fixed assets and goodwill, derivative fair value calculations, future income tax provisions, fair values initially assigned to convertible debentures liability and equity components, as well as fair values assigned to any identifiable assets and liabilities in business combinations are based on estimates. These estimates are significant and include proved and probable reserves, future production rates, future petroleum and natural gas prices, future costs, future interest rates, future tax rates, fair value assessments, and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be material.

(n) Recent accounting pronouncements issued but not implemented

(i)     International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA confirmed that IFRS will replace Canadian GAAP effective January 1, 2011 for publicly accountable enterprises.  Management is currently evaluating the effects of all current and pending pronouncements of the International Accounting Standards Board on the financial statements of the Corporation, and has developed a plan for implementation.

 (o) Comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

Advantage Oil & Gas Ltd. - 10

3.	Fixed Assets

		Accumulated Depletion and	Net Book
December 31, 2009	Cost	Depreciation	Value
Petroleum and natural gas properties	$3,218,785	$1,390,784	$1,828,001
Furniture and equipment	11,785	8,164	3,621
	$3,230,570	$1,398,948	$1,831,622

		Accumulated Depletion and	Net Book
December 31, 2008	Cost	Depreciation	Value
Petroleum and natural gas properties	$3,299,657	$1,140,710	$2,158,947
Furniture and equipment	11,572	6,653	4,919
	$3,311,229	$1,147,363	$2,163,866

In July 2009, Advantage closed two major asset dispositions for net cash proceeds of $243.2 million, and other minor dispositions of $2.0 million. As these dispositions did not result in a change of more than 20% in the rate of depletion and depreciation, no gain or loss was recognized.
During the year ended December 31, 2009, Advantage capitalized general and administrative expenditures directly related to exploration and development activities of $10.2 million (December 31, 2008 - $11.1 million).

Costs of $38.2 million (December 31, 2008 - $68.3 million) for unproved properties have been excluded from the calculation of depletion expense, and future development costs of $845.3 million (December 31, 2008 - $378.2 million) have been included in costs subject to depletion.

The Corporation performed a ceiling test calculation at December 31, 2009 to assess the recoverable value of fixed assets. Based on the calculation, there has been no impairment of the Corporation’s petroleum and natural gas properties. The carrying amounts are recoverable as compared to the sum of the undiscounted net cash flows expected from the production of proved reserves based on the following benchmark prices:

	WTI Crude Oil	Exchange Rate	AECO Gas
Year	($US/bbl)	($US/$Cdn)	($Cdn/mmbtu)
2010	$79.17	$0.92	$5.36
2011	$84.46	$0.92	$6.21
2012	$86.89	$0.92	$6.44
2013	$90.20	$0.92	$7.23
2014	$92.01	$0.92	$7.98
2015	$93.85	$0.92	$8.16
Approximate escalation rate after 2015	2.0%	-	2.0%

Benchmark prices are adjusted for a variety of factors, such as quality differentials, to determine the expected price to be realized by the Corporation when performing the ceiling test calculation.

Advantage Oil & Gas Ltd. - 11

4.	Goodwill

As at December 31, 2008, the Fund assessed goodwill impairment, which was effectively a comparison of the fair value of the Fund to the values assigned to the identifiable assets and liabilities.  The fair value of the Fund was determined by reference to the market capitalization adjusted for a number of potential valuation factors.  The values of the identifiable assets and liabilities included the current assessed value of the Fund’s reserves and other assets and liabilities. Near the end of 2008, Advantage and the entire industry experienced a substantial decline in market capitalization as a result of the worldwide recession, resulting in soft commodity prices, and general negative market reaction.  As a result, the entire balance of goodwill was determined to be impaired at December 31, 2008.

	Year ended	Year ended
	December 31, 2009	December 31, 2008
Balance, beginning of year	$-	$120,271
Impairment	-	(120,271)
Balance, end of year	$-	$-

5.	Capital Lease Obligations

The Corporation has capital leases on a variety of fixed assets. Future minimum lease payments at December 31, 2009 consist of the following:

2010	$1,459
2011	779
2,238
Less amounts representing interest	(104)
2,134
Current portion	(1,375)
$759

In July 2009, Advantage derecognized $1.8 million of capital lease obligations in connection with leased equipment assigned to purchasers in the asset dispositions.

Fixed assets subject to capital leases are depreciated on a “unit-of-production” basis over the life of the reserves consistent with the Corporation’s depletion and depreciation policy for petroleum and natural gas properties and is included in depletion, depreciation and accretion expense.

Advantage Oil & Gas Ltd. - 12

6.	Convertible Debentures

The convertible unsecured subordinated debentures pay interest semi-annually and are convertible at the option of the holder into shares of Advantage at the applicable conversion price per share plus accrued and unpaid interest. The details of the convertible debentures including fair market values initially assigned and issuance costs are as follows:

	9.00%	8.25%	8.75%	7.50%

Trading symbol	AVN.DBA	AVN.DBB	AVN.DBF	AAV.DBC
Issue date	July 8, 2003	Dec. 2, 2003	June 10, 2004	Sep. 15, 2004
Maturity date	Aug. 1, 2008	Feb. 1, 2009	June 30, 2009	Oct. 1, 2009
Conversion price	$17.00	$16.50	$34.67	$20.25

Liability component	$28,662	$56,802	$48,700	$71,631
Equity component	1,338	3,198	11,408	3,369
Gross proceeds	30,000	60,000	60,108	75,000
Issuance costs	(1,444)	(2,588)	-	(3,190)
Net proceeds	$28,556	$57,412	$60,108	$71,810

	6.50%	7.75%	8.00%	5.00%

Trading symbol	AAV.DBE	AAV.DBD	AAV.DBG	AAV.DBH
Issue date	May 18, 2005	Sep. 15, 2004	Nov. 13, 2006	Dec. 31, 2009
Maturity date	June 30, 2010	Dec. 1, 2011	Dec. 31, 2011	Jan. 30, 2015
Conversion price	$24.96	$21.00	$20.33	$8.60

Liability component	$66,981	$47,444	$14,884	$73,019
Equity component	2,971	2,556	26,561	13,231
Gross proceeds	69,952	50,000	41,445	86,250
Issuance costs	-	(2,190)	-	(3,735)
Net proceeds	$69,952	$47,810	$41,445	$82,515

The convertible debentures are redeemable prior to their maturity dates, at the option of the Corporation, upon providing appropriate advance notification as per the debenture indentures.  The redemption prices for the various debentures, plus accrued and unpaid interest, is dependent on the redemption periods and are as follows:

Convertible		Redemption
Debenture	Redemption Periods	Price
6.50%	After June 30, 2009 and before June 30, 2010	$1,025
7.75%	After December 1, 2009 and before December 1, 2011	$1,000
8.00%	After December 31, 2009 and on or before December 31, 2010	$1,050
	After December 31, 2010 and before December 31, 2011	$1,025
5.00%	After January 31, 2013 and on or before January 30, 2015	$1,000
	Provided that Current Market Price exceeds 125% of Conversion Price

Advantage Oil & Gas Ltd. - 13

The balance of debentures outstanding at December 31, 2009 and changes in the liability and equity components during the years ended December 31, 2009 and 2008 are as follows:

	9.00%	8.25%	8.75%	7.50%	6.50%
Trading symbol	AVN.DBA	AVN.DBB	AVN.DBF	AAV.DBC	AAV.DBE
Debentures outstanding	$-	$-	$-	$-	$69,927
Liability component:
Balance at December 31, 2007	$5,333	$4,767	$29,382	$50,671	$68,092
Accretion of discount	59	92	305	908	740
Converted to Trust Units	-	-	-	-	(25)
Matured	(5,392)	-	-	-	-
Balance at December 31, 2008	$-	$4,859	$29,687	$51,579	$68,807
Issued	-	-	-	-	-
Accretion of discount	-	8	152	689	746
Matured	-	(4,867)	(29,839)	(52,268)	-
Balance at December 31, 2009	$-	$-	$-	$-	$69,553

Equity component:
Balance at December 31, 2007	$229	$248	$852	$2,248	$2,971
Expired	(229)	-	-	-	-
Balance at December 31, 2008	$-	$248	$852	$2,248	$2,971
Issued	-	-	-	-	-
Expired	-	(248)	(852)	(2,248)	-
Balance at December 31, 2009	$-	$-	$-	$-	$2,971

	7.75%	8.00%	5.00%	Total
Trading symbol	AAV.DBD	AAV.DBG	AAV.DBH
Debentures outstanding	$46,766	$15,528	$86,250	$218,471
Liability component:
Balance at December 31, 2007	$44,360	$14,931	$-	$217,536
Accretion of discount	604	147	-	2,855
Converted to Trust Units	-	-	-	(25)
Matured	-	-	-	(5,392)
Balance at December 31, 2008	$44,964	$15,078	$-	$214,974
Issued	-	-	69,857	69,857
Accretion of discount	610	149	-	2,354
Matured	-	-	-	(86,974)
Balance at December 31, 2009	$45,574	$15,227	$69,857	$200,211
Equity component:
Balance at December 31, 2007	$2,286	$798	$-	$9,632
Expired	-	-	-	(229)
Balance at December 31, 2008	$2,286	$798	$-	$9,403
Issued	-	-	12,812	12,812
Expired	-	-	-	(3,348)
Balance at December 31, 2009	$2,286	$798	$12,812	$18,867

Advantage Oil & Gas Ltd. - 14

The principal amount of 9.00% convertible debentures matured on August 1, 2008 and were settled with $5.4 million in cash.

The principal amount of 8.25% convertible debentures matured on February 1, 2009 and were settled by issuing 946,887 Trust Units. The 8.75% convertible debentures matured and were settled with $29.8 million in cash on June 30, 2009.  The 7.50% convertible debentures matured and were settled with $52.3 million in cash on September 30, 2009.

On December 31, 2009, 5.00% convertible debentures were issued for net proceeds of $82.5 million.  The debentures have a face value of $1,000 per debenture, mature on January 30, 2015 and are convertible into shares of the Corporation at the option of the holder at a conversion price of $8.60.  The debentures pay interest semi-annually in arrears on January 31 and July 31 of each year, commencing on July 31, 2010. The debentures will not be redeemable by the Corporation prior to January 31, 2013. On and after January 31, 2013 and prior to January 30, 2015, the debentures may be redeemed by the Corporation in whole or in part from time to time at the option of the Corporation at a redemption price equal to their principal amount plus accrued and unpaid interest, provided that the Current Market Price is at least 125% of the Conversion Price. In the event that a holder of debentures exercises their conversion right following a notice of redemption by the Corporation, such holder shall be entitled to receive accrued and unpaid interest, in addition to the applicable number of shares to be received on conversion.

During the year ended December 31, 2009, there were no convertible debenture conversions (December 31, 2008 - $25,000 converted resulting in the issuance of 1,001 Trust Units).

7.	Bank Indebtedness

	December 31, 2009	December 31, 2008
Revolving credit facility	$250,262	$587,404
Discount on Bankers Acceptances and other fees	(2,478)	(2,687)
Balance, end of year	$247,784	$584,717

Advantage has a $525 million credit facility agreement with a syndicate of financial institutions which consists of a $505 million extendible revolving loan facility and a $20 million revolving operating loan facility. The loan’s interest rate is based on either prime, US base rate, LIBOR or bankers’ acceptance rates, at the Corporation’s option, subject to certain basis point or stamping fee adjustments ranging from 1.5% to 4.0% depending on the Corporation’s debt to cash flow ratio. The credit facilities are collateralized by a $1 billion floating charge demand debenture, a general security agreement and a subordination agreement from the Corporation covering all assets and cash flows. The amounts available to Advantage from time to time under the credit facilities are based upon the borrowing base determined by the lenders and which is re-determined on a semi-annual basis by those lenders. The credit facilities are subject to review on an annual basis with the next renewal due in June 2010, concurrent with the next review of the borrowing base. Various borrowing options are available under the credit facilities, including prime rate-based advances, US base rate advances, US dollar LIBOR advances and bankers’ acceptances loans. The credit facilities constitute a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with the principal payable at the end of such one year term. The credit facilities contain standard commercial covenants for facilities of this nature. The only financial covenant is a requirement for Advantage to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis.  This covenant was met at December 31, 2009. The credit facilities also prohibit the Corporation from entering into any derivative contract where the term of such contract exceeds three years.  Further, the aggregate of such contracts cannot hedge greater than 60% of total estimated petroleum and natural gas production over two years and 50% over the third year. Breach of any covenant will result in an event of default in which case Advantage has 20 days to remedy such default. If the default is not remedied or waived, and if required by the lenders, the administrative agent of the lenders has the option to declare all obligations under the credit facilities to be immediately due and payable without further demand, presentation, protest, days of grace, or notice of any kind. Interest payments under the debentures are subordinated to the repayment of any amounts owing under the credit facilities and are not permitted if the Corporation is in default of such credit facilities or if the amount of outstanding indebtedness under such facilities exceeds the then existing current borrowing base.  At December 31, 2008, the borrowing base under the facility was $710 million.  Concurrent with the asset dispositions (note 3), the borrowing base was reduced to $525 million. For the year ended December 31, 2009, the average effective interest rate on the outstanding amounts under the facility was approximately 4.9% (December 31, 2008 - 5.0%). Advantage also has issued letters of credit totaling $1.3 million at December 31, 2009.

Advantage Oil & Gas Ltd. - 15

8.	Asset Retirement Obligations

The Corporation’s asset retirement obligations result from net ownership interests in petroleum and natural gas properties including well sites, gathering systems and processing facilities. The Corporation estimates the total undiscounted and inflated amount of cash flows required to settle its asset retirement obligations is approximately $380.8 million which will be incurred between 2010 and 2069. A credit-adjusted risk-free rate of 7% and an inflation factor of 2% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Year ended	Year ended
	December 31, 2009	December 31, 2008
Balance, beginning of year	$73,852	$60,835
Accretion expense	5,297	4,186
Liabilities incurred	699	1,526
Change in estimates	16,419	16,564
Property dispositions	(22,275)	-
Liabilities settled	(5,437)	(9,259)
Balance, end of year	$68,555	$73,852

Advantage Oil & Gas Ltd. - 16

9.	Income Taxes

The provision for income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates for the following reasons:

	Year ended	Year ended
	December 31, 2009	December 31, 2008
Loss before taxes	$(96,001)	$(28,896)
Canadian combined federal and provincial income tax rates	29.20%	29.79%
Expected income tax recovery at statutory rates	(28,032)	(8,608)
Increase (decrease) in income taxes resulting from:
Amounts included in trust income	(5,042)	(58,587)
Conversion to a corporation	22,637	-
Management internalization	503	1,798
Change in estimated pool balances	(4,682)	-
Impairment of goodwill	-	35,833
Difference between current and expected rates	-	18,376
Other	3,761	376
Future income tax reduction	(10,855)	(10,812)
Income and capital taxes	1,280	2,493
	$(9,575)	$(8,319)

The components of the future income tax liability are as follows:

	December 31, 2009	December 31, 2008
Fixed assets in excess of tax basis	$193,821	$9,463
Asset retirement obligations	(17,418)	(21,475)
Non-capital tax loss carry forward	(127,941)	(21,541)
Trust assets in excess of tax basis	-	84,017
Net derivative assets	4,867	11,970
Other	(9,829)	(6,519)
Future income tax liability	$43,500	$55,915

Current future income tax liability	$4,704	$11,939
Long-term future income tax liability	38,796	43,976
	$43,500	$55,915

Advantage has a non-capital loss carry forward of approximately $508 million (December 31, 2008 - $75 million).  These losses expire between 2013 and 2029.

Advantage Oil & Gas Ltd. - 17

10.	Other Liability

In August 2009, Advantage vacated an office location as the space was no longer required.  Advantage has not currently subleased the office space and is obligated to make lease payments for the remainder of the life of the lease, which terminates in November 2012. As a result, the full fair value of future scheduled lease payments has been recognized as general and administrative expense with a corresponding liability. Fair value was determined on a present value basis, using a credit-adjusted risk free rate of 7%.

A reconciliation of the other liability is as follows:

Year ended
December 31, 2009
Office lease liability incurred	$3,781
Accretion expense	85
Liability settled	(435)
Balance, end of year	$3,431

11.	Shareholders’ Equity

(a) Share capital

(i)  Authorized

The Corporation is authorized to issue an unlimited number of shares without nominal or par value.

(ii) Issued

	Number of Shares	Amount
Issued on conversion to a corporation	162,197,790	$2,186,802
Issued pursuant to Restricted Share Performance Incentive Plan	547,738	3,607
Balance at December 31, 2009	162,745,528	$2,190,409

On July 9, 2009, the Fund successfully completed the plan of arrangement pursuant to an information circular dated June 5, 2009.  Advantage Energy Income Fund was dissolved and converted into the corporation, Advantage Oil and Gas Ltd., with each Trust Unit converted into one Common Share.

 (b) Unit capital

	Number of Units	Amount
Balance at December 31, 2007	138,269,374	$2,036,121
Distribution reinvestment plan	4,414,830	39,884
Issued for cash, less costs	-	(42)
Issued on conversion of debentures	1,001	25
Issued on exercise of Trust Unit Rights Incentive Plan	150,000	1,981
Management internalization forfeitures	(10,351)	(209)
Balance at December 31, 2008	142,824,854	$2,077,760
Distribution reinvestment plan	1,263,158	5,211
Issued on maturity of debentures	946,887	4,867
Issued pursuant to Restricted Trust Unit Plan	171,093	939
Management internalization forfeitures	(7,862)	(159)
Issued, less costs net of future taxes	17,000,000	98,185
Purchased from dissenting Unitholders	(340)	(1)
Cancelled on conversion to a corporation	(162,197,790)	(2,186,802)
Balance at July 9, 2009	-	-

Advantage Oil & Gas Ltd. - 18

Concurrent with the acquisition of Ketch Resources Trust on June 23, 2006, the Fund internalized the external management contract structure and eliminated all related fees. The Fund reached an agreement with Advantage Investment Management Ltd. (“AIM” or the “Manager”) to purchase all of the outstanding shares of AIM pursuant to the terms of the Plan of Arrangement for total original consideration of 1,933,208 Trust Units. The Trust Units were initially valued at $39.1 million using the weighted average trading value for the Fund’s Trust Units on the Unitholder approval date of June 22, 2006 and were subject to escrow provisions over a three-year period, vesting one-third each year beginning in 2007. The management internalization consideration was deferred and amortized into income as management internalization expense over the specific vesting periods during which employee services were provided, including an estimate of future Trust Unit forfeitures. For the year ended December 31, 2009, a total of 7,862 Trust Units issued for the management internalization were forfeited (December 31, 2008 - 10,351 Trust Units) and $1.7 million has been recognized as management internalization expense (December 31, 2008 - $7.0 million). At December 31, 2009, all Trust Units in respect of management internalization were issued and none remained held in escrow (December 31, 2008 - 564,612 Trust Units remained in escrow).

Prior to converting to a corporation on July 9, 2009, 1,263,158 Trust Units (December 31, 2008 - 4,414,830 Trust Units) were issued under the Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan, generating $5.2 million (December 31, 2008 - $39.9 million) reinvested in the Fund.  The Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan was discontinued on March 18, 2009, concurrent with the discontinuation of cash distributions.

The principal amount of 8.25% convertible debentures matured on February 1, 2009 and were settled by issuing 946,887 Trust Units.

On July 7, 2009, the Fund closed a bought deal financing with 17 million Trust Units issued at $6.00 each, for gross proceeds of $102 million, less $3.8 million related to $5.2 million of issuance costs net $1.4 million of related future taxes.

(c) Contributed surplus

The changes in contributed surplus during the years ended December 31, 2009 and 2008 are as follows:

	Year ended	Year ended
	December 31, 2009	December 31, 2008
Balance, beginning of year	$287	$2,005
Equity-based compensation	3,640	(1,256)
Exercise of Trust Unit Rights	-	(691)
Expiration of convertible debentures equity component	3,348	229
Balance, end of year	$7,275	$287

The components of contributed surplus are as follows:

	December 31, 2009	December 31, 2008
Expired convertible debentures equity component	$3,635	$287
Equity-based compensation	3,640	-
Balance, end of year	$7,275	$287

(d) Equity-based compensation

Advantage has a Restricted Share Performance Incentive Plan (“RSPIP” or the “Plan”) as approved by the shareholders on July 9, 2009, concurrent with the conversion to a corporation. The Plan authorizes the Board of Directors to grant restricted shares to service providers of the Corporation, including directors, officers, employees, and consultants. The number of restricted shares granted is based on the Corporation’s share price return for a twelve-month period and compared to the performance of a peer group approved by the Board of Directors. The share price return is calculated at the end of each and every quarter and is primarily based on the twelve-month change in the share price. If the share price return for a twelve-month period is positive, a restricted share grant will be calculated based on the return. If the share price return for a twelve-month period is negative, but the return is still within the top two-thirds of the approved peer group performance, the Board of Directors may grant a discretionary restricted share award. The restricted share grants generally vest one-third immediately on grant date, with the remaining two-thirds vesting evenly on the following two yearly anniversary dates. The holders of restricted shares may elect to receive cash upon vesting in lieu of the number of shares to be issued, subject to consent of the Corporation.  However, it is the intent to settle unvested amounts with shares. The Plan replaced the previous Restricted Trust Unit (“RTU”) plan that was in place prior to the conversion to a corporation and outstanding grants under the RTU are now subject to the RSPIP.

Advantage Oil & Gas Ltd. - 19

In conjunction with the corporate conversion, a transitional award of restricted shares to service providers was approved by shareholders valued at $5.80 per share or $8.4 million and to be issued in shares. The restricted shares were granted on September 2, 2009 with the first one-quarter of the grant vesting immediately and the remaining three-quarters of the grant that will vest over the subsequent three anniversary dates.

Total equity-based compensation recorded in general and administrative expenses during the year ended December 31, 2009 was $10.3 million, including a non-cash amount of $8.2 million. Subsequent to the corporate conversion, 547,738 shares were issued in satisfaction of grants vesting under the RSPIP.  Prior to the corporate conversion 171,093 Trust Units were issued in satisfaction of grants vesting under the previous RTU plan.

The details of restricted shares granted and outstanding at December 31, 2009 are as follows:

					Weighted
	Restricted	Restricted	Restricted	Restricted	average fair
	Shares	Shares	Shares	Shares	value at
Date Granted	Granted	Vested	Forfeited	Outstanding	grant date
January 15, 2009	691,178	294,242	20,062	376,874	$5.49
September 2, 2009	1,453,609	368,694	-	1,084,915	$5.80
October 15, 2009	1,153,314	388,199	-	765,115	$7.51
Total	3,298,101	1,051,135	20,062	2,226,904	$6.33

      The restricted shares presented above are the full amount granted; the actual number of shares issued at vesting is subject to withholding taxes.

In January 2010, an RSPIP grant was made to service providers valued at $7.27 per share or $5.6 million and to be issued in shares.  No compensation expense was included in general and administrative expense as this grant occurred after December 31, 2009.

(e)  Net loss per share

The calculations of basic and diluted net loss per share are derived from both net loss and weighted average shares outstanding, calculated as follows:

	Year ended	Year ended
	December 31, 2009	December 31, 2008
Net loss
Basic and diluted	$(86,426)	$(20,577)

Weighted average shares outstanding
Basic and diluted	153,139,829	139,483,151

The calculation of diluted net loss per share excludes all series of convertible debentures for the years as the impact would be anti-dilutive. Total weighted average shares issuable in exchange for the convertible debentures and excluded from the diluted net loss per share calculation for the year ended December 31, 2009 was 8,165,575 shares (December 31, 2008 - 9,713,840 shares). As at December 31, 2009, the total convertible debentures outstanding were immediately convertible to 15,821,382 shares (December 31, 2008 - 9,529,075 shares).

Restricted shares granted have been excluded from the calculation of diluted net loss per share for the year ended December 31, 2009, as the impact would have been anti-dilutive. Total weighted average shares issuable in exchange for the restricted shares and excluded from the diluted net loss per share calculation for the year ended December 31, 2009 was 331,281.

Management internalization escrowed Trust Units have been excluded from the calculations of diluted net loss per share for the years ended December 31, 2009 and 2008 as the impacts would be anti-dilutive. Total weighted average Trust Units issuable in exchange for the management internalization escrowed Trust Units and excluded from the diluted net loss per share calculation for the year ended December 31, 2009 was 207,018 (Decenber 31, 2008 - 576,827 Trust Units).

Advantage Oil & Gas Ltd. - 20

12.	Financial Instruments

Financial instruments of the Corporation include accounts receivable, deposits, accounts payable and accrued liabilities, bank indebtedness, convertible debentures, other liabilities and derivative assets and liabilities.

Accounts receivable and deposits are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, bank indebtedness and other liabilities are all classified as other liabilities and similarly measured at amortized cost.  As at December 31, 2009, there were no significant differences between the carrying amounts reported on the balance sheet and the estimated fair values of these financial instruments due to the short terms to maturity and the floating interest rate on the bank indebtedness.

The Corporation has convertible debenture obligations outstanding, of which the liability component has been classified as other liabilities and measured at amortized cost. The convertible debentures have different fixed terms and interest rates (note 6) resulting in fair values that will vary over time as market conditions change. As at December 31, 2009, the estimated fair value of the total outstanding convertible debenture obligation was $207.9 million (December 31, 2008 - $191.2 million). The fair value of the liability component of convertible debentures was determined based on a discounted cash flow model assuming no future conversions and continuation of current interest and principal payments as well as taking into consideration the current public trading activity of such debentures.  The Corporation applied discount rates of between 4% and 9% considering current available market information, assumed credit adjustments, and various terms to maturity.

Advantage has an established strategy to manage the risk associated with changes in commodity prices by entering into derivatives, which are recorded at fair value as derivative assets and liabilities with gains and losses recognized through earnings. As the fair value of the contracts varies with commodity prices, they give rise to financial assets and liabilities. The fair values of the derivatives are determined by a Level 2 valuation model, where pricing inputs other than quoted prices in an active market are used.  These pricing inputs include quoted forward prices for commodities, foreign exchange rates, volatility and risk-free rate discounting, all of which can be observed or corroborated in the marketplace. The actual gains and losses realized on eventual cash settlement can vary materially due to subsequent fluctuations in commodity prices and foreign exchange rates as compared to the valuation assumptions.

Credit Risk
Accounts receivable, deposits, and derivative assets are subject to credit risk exposure and the total carrying value of $95.6 million reflect Management’s assessment of the associated maximum exposure to such credit risk. Advantage mitigates such credit risk by closely monitoring significant counterparties and dealing with a broad selection of partners that diversify risk within the sector. The Corporation’s deposits are primarily due from the Alberta Provincial government and are viewed by Management as having minimal associated credit risk. To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to credit risk associated with counterparties with which it contracts. Credit risk is mitigated by entering into contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities. In addition, the Corporation only enters into derivative contracts with major banks and international energy firms to further mitigate associated credit risk.

Substantially all of the Corporation’s accounts receivable are due from customers and joint operation partners concentrated in the Canadian oil and gas industry. As such, accounts receivable are subject to normal industry credit risks.  As at December 31, 2009, $6.9 million or 12.6% of accounts receivable are outstanding for 90 days or more (December 31, 2008 - $14.2 million or 16.8% of accounts receivable). The Corporation believes that the entire balance is collectible, and in some instances we have the ability to mitigate risk through withholding production or offsetting payables with the same parties. Management has provided for an allowance for doubtful accounts of $0.5 million at December 31, 2009 (December 31, 2008 - Nil).

Advantage Oil & Gas Ltd. - 21

Liquidity Risk

The Corporation is subject to liquidity risk attributed from accounts payable and accrued liabilities, bank indebtedness, convertible debentures, other liabilities, and derivative liabilities. Accounts payable and accrued liabilities, and derivative liabilities are primarily due within one year of the balance sheet date and Advantage does not anticipate any problems in satisfying the obligations from cash provided by operating activities and the existing credit facility. The Corporation’s bank indebtedness is subject to a $525 million credit facility agreement.  Although the credit facility is a source of liquidity risk, the facility also mitigates liquidity risk by enabling Advantage to manage interim cash flow fluctuations. The credit facility constitutes a revolving facility for a 364 day term which is extendible annually for a further 364 day revolving period at the option of the syndicate. If not extended, the revolving credit facility is converted to a one year term facility with the principal payable at the end of such one year term. The terms of the credit facility are such that it provides Advantage adequate flexibility to evaluate and assess liquidity issues if and when they arise. Additionally, the Corporation regularly monitors liquidity related to obligations by evaluating forecasted cash flows, optimal debt levels, capital spending activity, working capital requirements, and other potential cash expenditures. This continual financial assessment process further enables the Corporation to mitigate liquidity risk.

Advantage has several series of convertible debentures outstanding that mature from 2010 to 2015 (note 6). Interest payments are made semi-annually with excess cash provided by operating activities. As the debentures become due, the Corporation can satisfy the obligations in cash or issue shares at a price determined in the applicable debenture indentures. This settlement alternative allows the Corporation to adequately manage liquidity, plan available cash resources and implement an optimal capital structure.

To the extent that Advantage enters derivatives to manage commodity price risk, it may be subject to liquidity risk as derivative liabilities become due. While the Corporation has elected not to follow hedge accounting, derivative instruments are not entered for speculative purposes and Management closely monitors existing commodity risk exposures. As such, liquidity risk is mitigated since any losses actually realized are subsidized by increased cash flows realized from the higher commodity price environment.

The timing of cash outflows relating to financial liabilities are as follows:

		Less than	One to	Four to five
		one year	three years	years	Thereafter	Total
Accounts payable and accrued liabilities		$111,901	$-	$-	$-	$111,901
Derivative liabilities		12,755	1,165	-	-	13,920
Capital lease obligations		1,375	759	-	-	2,134
Bank indebtedness	- principal	-	250,262	-	-	250,262
	- interest	12,008	6,004	-	-	18,012
Convertible debentures	- principal	69,927	62,294	-	86,250	218,471
	- interest	9,679	13,492	8,625	2,156	33,952
		$217,645	$333,976	$8,625	$88,406	$648,652

    Interest on bank indebtedness was calculated assuming one and one-half years to maturity.

The Corporation’s bank indebtedness does not have specific maturity dates. It is governed by a credit facility agreement with a syndicate of financial institutions (note 7).  Under the terms of the agreement, the facility is reviewed annually, with the next review scheduled in June 2010. The facility is revolving, and is extendible at each annual review for a further 364 day period at the option of the syndicate. If not extended, the credit facility is converted at that time into a one year term facility, with the principal payable at the end of such one year term.  Management fully expects that the facility will be extended at each annual review.

Interest Rate Risk
The Corporation is exposed to interest rate risk to the extent that bank indebtedness is at a floating rate of interest and the Corporation’s maximum exposure to interest rate risk is based on the effective interest rate and the current carrying value of the bank indebtedness. The Corporation monitors the interest rate markets to ensure that appropriate steps can be taken if interest rate volatility compromises the Corporation’s cash flows. A 1% increase in interest rates for the year ended December 31, 2009 could have increased net loss by approximately $3.4 million for the year.

Advantage Oil & Gas Ltd. - 22

Price and Currency Risk
Advantage’s derivative assets and liabilities are subject to both price and currency risks as their fair values are based on assumptions including forward commodity prices and foreign exchange rates. The Corporation enters derivative financial instruments to manage commodity price risk exposure relative to actual commodity production and does not utilize derivative instruments for speculative purposes. Changes in the price assumptions can have a significant effect on the fair value of the derivative assets and liabilities and thereby impact net loss. It is estimated that a 10% increase in the forward natural gas prices used to calculate the fair value of the natural gas derivatives at December 31, 2009 could increase net loss by approximately $7.1 million for the year ended December 31, 2009. As well, an increase of 10% in the forward crude oil prices used to calculate the fair value of the crude oil derivatives at December 31, 2009 could increase net loss by $4.7 million for the year ended December 31, 2009. A similar magnitude increase in the forward power prices or the currency rate assumption underlying the derivatives fair value does not materially increase net loss.

As at December 31, 2009 the Corporation had the following derivatives in place:

Description of Derivative	Term	Volume	Average Price
Natural gas - AECO
Fixed price	April 2009 to March 2010	14,217 mcf/d	Cdn $7.59/mcf
Fixed price	April 2009 to March 2010	14,217 mcf/d	Cdn $7.56/mcf
Fixed price	January 2010 to June 2010	14,217 mcf/d	Cdn $8.23/mcf
Fixed price	January 2010 to December 2010	18,956 mcf/d	Cdn$7.29/mcf
Fixed price	April 2010 to January 2011	18,956 mcf/d	Cdn$7.25/mcf

Crude oil - WTI
Fixed price	April 2009 to March 2010	2,000 bbls/d	Cdn$62.80/bbl
Fixed price	April 2010 to January 2011	2,000 bbls/d	Cdn$69.50/bbl

Electricity - Alberta Pool Price
Fixed price	January 2010 to December 2010	2.0 MW	Cdn $54.46/MWh

As at December 31, 2009, the fair value of the derivatives outstanding resulted in an asset of approximately $31.1 million (December 31, 2008 - $42.6 million) and a liability of approximately $13.9 million (December 31, 2008 - $1.7 million). For the year ended December 31, 2009, $23.7 million was recognized in net loss as an unrealized derivative loss (December 31, 2008 - $38.8 million unrealized derivative gain) and $86.5 million was recognized in net loss as a realized derivative gain (December 31, 2008 - $27.4 million realized derivative loss).

Advantage Oil & Gas Ltd. - 23

13.	Capital Management

The Corporation manages its capital with the following objectives:

•
To ensure sufficient financial flexibility to achieve the ongoing business objectives including replacement of production, funding of future growth opportunities, and pursuit of accretive acquisitions; and

•      To maximize shareholder return through enhancing the share value.

Advantage monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The capital structure of the Corporation is composed of working capital (excluding derivative assets and liabilities), bank indebtedness, convertible debentures, capital lease obligations and shareholders’ equity.  Advantage may manage its capital structure by issuing new shares, repurchasing outstanding shares, obtaining additional financing either through bank indebtedness or convertible debenture issuances, refinancing current debt, issuing other financial or equity-based instruments, declaring a dividend, implementing a dividend reinvestment plan, adjusting capital spending, or disposing of assets.  The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.  Advantage’s capital structure as at December 31, 2009 is as follows:

December 31, 2009
Bank indebtedness (long-term)	$250,262
Working capital deficit (1)	118,362
Net debt	368,624
Shares outstanding market value	1,122,944
Convertible debentures maturity value (long-term)	148,544
Capital lease obligations (long-term)	759
Total capitalization	$1,640,871

    (1) Working capital deficit includes accounts receivable, prepaid expenses and deposits, accounts payable and  accrued liabilities, and the current portion of capital lease obligations and convertible debentures.

The Corporation’s bank indebtedness is governed by a $525 million credit facility agreement (note 7) that contains standard commercial covenants for facilities of this nature.  The only financial covenant is a requirement for Advantage to maintain a minimum cash flow to interest expense ratio of 3.5:1, determined on a rolling four quarter basis. This covenant was met at December 31, 2009. The Corporation is in compliance with all other credit facility covenants.  As well, the borrowing base for the Corporation’s credit facilities is determined through utilizing Advantage’s regular reserve estimates. The banking syndicate thoroughly evaluates the reserve estimates based upon their own commodity price expectations to determine the amount of the borrowing base. Revision or changes in the reserve estimates and commodity prices can have either a positive or a negative impact on the borrowing base of the Corporation.

Management of the Corporation’s capital structure is facilitated through its financial and operational forecasting processes.  The forecast of the Corporation’s future cash flows is based on estimates of production, commodity prices, forecast capital and operating expenditures, and other investing and financing activities. The forecast is regularly updated based on new commodity prices and other changes, which the Corporation views as critical in the current environment.  Selected forecast information is frequently provided to the Board of Directors.

The Corporation’s capital management objectives, policies and processes have remained unchanged during the year ended December 31, 2009.

Advantage Oil & Gas Ltd. - 24

14.	Commitments

Advantage has several lease commitments relating to office buildings and transportation. The estimated remaining annual minimum operating lease payments are as follows, of which $3.4 million is recognized in other liabilities related to vacated office space (note 10):

2010	$8,289
2011	8,117
2012	7,702
2013	6,611
2014	1,653
$32,372

15.	Reconciliation of Financial Statements to United States Generally Accepted Accounting Principles

The consolidated financial statements of Advantage have been prepared in accordance with accounting principles generally accepted in Canada. Canadian GAAP, in most respects, conforms to generally accepted accounting principles in the United States (“US GAAP”). Differences in accounting principles between Canadian GAAP and US GAAP, as they apply to Advantage, are as described below.

(a)      Equity-based compensation

Advantage accounts for compensation expense based on the fair value of the equity awards on the grant date and the initial fair value is not subsequently remeasured. Prior to converting to a corporation, the Fund’s equity-based compensation consisted of a Restricted Trust Unit Plan and Trust Units held in escrow subject to service requirement provisions.  Advantage’s current equity-based compensation consists of a Restricted Share Performance Incentive Plan. The initial fair value is expensed over the vesting period of the grants.

Under US GAAP, the Corporation adopted ASC 718 “Stock compensation” on January 1, 2006 using the modified prospective approach and applies the fair value method of accounting for all equity-based compensation granted after January 1, 2006. Prior to converting to a corporation, a US GAAP difference existed as grants of Trust Unit compensation were considered liability awards for US GAAP and equity awards for Canadian GAAP. Under US GAAP, the fair value of a liability award is measured at the grant date and is subsequently remeasured at each reporting period. When the Trust Unit grants vested, the amount recorded as a liability was recognized as temporary equity.  Upon conversion to a corporation, all equity-based compensation are now considered equity awards under both US and Canadian GAAP.  Accordingly, there is no US GAAP difference with respect to equity-based compensation subsequent to conversion to a corporation.

(b)      Convertible debentures and issuance costs

The Corporation applies CICA 3863 “Financial Instruments - Presentation” in accounting for convertible debentures which results in their classification as liabilities. The convertible debentures also have an embedded conversion feature which must be segregated between liabilities and equity, based on the residual value method, where the liability is first measured using a discount rate without the conversion feature and the remaining amount is allocated to equity.  Therefore, the debenture liabilities are presented at less than their eventual maturity values. The liability and equity components are further reduced for issuance costs initially incurred. The discount of the liability component, net of issuance costs, as compared to maturity value is accreted by the effective interest method over the debenture term. As debentures are converted to shares, an appropriate portion of the liability and equity components are transferred to share capital. Interest and accretion expense on the convertible debentures are shown on the Consolidated Statements of Loss.

Under US GAAP, convertible debentures issued after the corporate conversion are shown as a liability. The embedded conversion feature is not accounted for separately as a component of equity. Given that the convertible debentures are carried at maturity value, it is not necessary to accrete the balance over the term of the debentures which results in an expense reduction as compared to Canadian GAAP. For the year ended December 31, 2009, the Corporation implemented retrospectively changes prescribed by ASC 470 “Debt” which became effective for years beginning after December 15, 2008 (note 15(j)). As a result, for all convertible debentures that existed prior to the corporate conversion, it is required to separate the instrument into a liability and an equity component, similar to Canadian GAAP treatment.

Advantage Oil & Gas Ltd. - 25

Additionally, under US GAAP, issuance costs related to liabilities are generally shown as a deferred charge rather than netted from the carrying value and are amortized to interest expense over the term of the liability.

(c)      Depletion and depreciation

For Canadian GAAP, depletion of petroleum and natural gas properties and depreciation of lease and well equipment is provided on accumulated costs using the unit-of-production method based on estimated net proved petroleum and natural gas reserves, before royalties, based on forecast prices and costs.

US GAAP provides for a similar accounting methodology except that estimated net proved petroleum and natural gas reserves are net of royalties and based on constant annual first-day-of-month average prices. Therefore, depletion and depreciation under US GAAP will be different since changes to royalty rates will impact both proved reserves and production and differences between constant prices as compared to forecast prices will impact proved reserve volumes. Additionally, differences in depletion and depreciation will result in divergence of net book value for Canadian GAAP and US GAAP from year-to-year and impact future depletion and depreciation expense as well as the net book value utilized for future impairment calculations.

(d)      Impairment of Petroleum and Natural Gas Properties

Under Canadian GAAP, petroleum and natural gas properties are evaluated each reporting period to determine that the carrying amount is recoverable and does not exceed the fair value of the properties in the cost centre (the “ceiling test”). The carrying amounts are assessed to be recoverable when the sum of the undiscounted net cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted net cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate. For Canadian GAAP purposes, Advantage has not recognized an impairment loss since inception.

Under US GAAP, the carrying amounts of petroleum and natural gas properties, net of deferred income taxes, shall not exceed an amount equal to the sum of the present value of estimated net future after-tax cash flows of proved reserves (at constant annual first-day-of-month average prices and costs) computed using a discount factor of ten percent plus the lower of cost or estimated fair value of unproved properties. Any excess is charged to expense as an impairment loss. Under US GAAP, Advantage recognized impairment losses of $49.5 million in 2001 ($28.3 million net of tax), $535.4 million in 2006 ($477.8 million net of tax), $1,047.5 million in 2008 ($770.8 million net of tax), and $303.9 million in 2009 ($227.4 million net of tax). Impairment losses decrease net book value of petroleum and natural gas properties which reduces depletion and depreciation expense subsequently recorded as well as future impairment calculations.

(e)      Income tax

The future income tax accounting standard under Canadian GAAP is substantially similar to the deferred income tax approach as required by US GAAP. Pursuant to Canadian GAAP, substantively enacted tax rates are used to calculate future income tax, whereas US GAAP applies enacted tax rates. However, there were no tax rate differences for the years ended December 31, 2009 and 2008. The differences between Canadian GAAP and US GAAP relate to future income tax impact on other GAAP differences.

Under Canadian GAAP as at December 31, 2009, the Corporation’s carrying value of its net assets exceeded its tax bases and resulted in a future income tax liability.  Adjustments under US GAAP result in a large future income tax recovery and a future income tax asset, as the impairment significantly lowered the Corporation’s fixed assets carrying value under US GAAP.

(f)      Goodwill

Under Canadian and US GAAP, the Corporation is required to test the carrying amount of goodwill at each balance sheet reporting date and the methodologies are substantially the same. However, the carrying value of the reporting unit (the Corporation) under US GAAP is much lower due to the impairments to fixed assets required under US GAAP (note 15(d)). For the year ended December 31, 2008, goodwill was determined to be fully impaired, and was therefore written down to Nil (note 4).  However, under US GAAP, the fair value of the reporting unit (the Corporation) was in excess of its carrying values and no impairment of goodwill was recorded for the year ended December 31, 2008.  For the year ended December 31, 2009, the fair value of the reporting unit continued to be in excess of carrying values as determined under US GAAP and no impairment of goodwill was recorded for the year ended December 31, 2009.

Advantage Oil & Gas Ltd. - 26

(g)      Shareholders’ equity

Since converting to a corporation on July 9, 2009, shareholders’ equity of Advantage consists primarily of shares.  For both Canadian and US GAAP, the shares are considered permanent equity and presented as a component of Shareholders’ equity.

Prior to conversion to a corporation, the Trust Units of the Fund were redeemable at any time on demand by the holders, which was required for the Fund to retain its Canadian mutual fund trust status. The holders were entitled to receive a price per Trust Unit equal to the lesser of: (i) 85% of the simple average of the closing market prices of the Trust Units, on the principal market on which the Trust Units were quoted for trading, during the 10 trading-day period commencing immediately after the date on which the Trust Units were surrendered for redemption; and (ii) the closing market price on the principal market on which the Trust Units were quoted for trading on the redemption date. For Canadian GAAP purposes, the Trust Units were considered permanent equity and were presented as a component of Unitholders’ equity.

Under US GAAP, it is required that equity with a redemption feature be presented as temporary equity between the liability and equity sections of the balance sheet. Therefore, prior to the corporate conversion temporary equity was shown at an amount equal to the redemption value based on the terms of the Trust Units and all components of Unitholders’ equity related to Trust Units was eliminated. Changes in the redemption value from year-to-year was charged to deficit. For the year ended December 31, 2009, shareholders’ equity was increased by $130.8 million corresponding to changes in the Trust Units redemption value from January 1, 2009 to July 8, 2009 (December 31, 2008 - $476.2 million).  On July 9, 2009, the entire recorded value of temporary equity of $660.1 million was transferred to permanent equity concurrent with the corporate conversion.

A continuity schedule of significant equity accounts for each reporting period is required disclosure under US GAAP. The following table is a continuity of shareholders’ equity, the Corporation’s only significant equity account:

Shareholders' Equity	Year ended	Year ended
(thousands of Canadian dollars)	December 31, 2009	December 31, 2008

Balance, beginning of year (previously reported)	$(451,946)	$(176,393)
Effect on opening shareholders' equity of implementation of ASC 470 - note 15(j)	3,494	5,545
Balance, beginning of year (restated)	$(448,452)	$(170,848)
Net loss and comprehensive loss	(216,595)	(557,199)
Distributions declared	(17,266)	(196,642)
Change in redemption value of temporary equity	130,751	476,237
Temporary equity transferred to share capital	660,145	-
Shares issued pursuant to Restricted Share Performance Incentive Plan	3,607	-
Equity-based compensation	3,279	-
Balance, end of year	$115,469	$(448,452)

Advantage Oil & Gas Ltd. - 27

(h)      Balance Sheet Disclosure

US GAAP requires disclosure of certain line items for balances that would be aggregated in the Canadian GAAP financials. The following are the additional line items to be disclosed for accounts receivable and accounts payable:

(thousands of Canadian dollars)	December 31, 2009	December 31, 2008
Accounts receivable
Trade receivables	$54,531	$84,592
Other receivables	-	97
Total accounts receivable	$54,531	$84,689

(thousands of Canadian dollars)	December 31, 2009	December 31, 2008
Accounts payable and accrued liabilities
Accounts payable	$17,202	$80,016
Accrued liabilities	94,699	66,030
Other payables	-	-
Total accounts payable and accrued liabilities	$111,901	$146,046

(i)      Statements of cash flow

The differences between Canadian GAAP and US GAAP have not resulted in any significant variances concerning the statements of cash flows as reported.

(j)      US Accounting Pronouncements Implemented

The FASB amended ASC 470 - Debt with respect to convertible debt. If an entity issues convertible debt where the conversion option can be settled fully or partially in cash, it is required to separate the instrument into a liability and an equity component. The implementation date for this amendment was for the beginning of the first interim or annual reporting period that begins after December 15, 2008.  This affected the accounting treatment of all convertible debentures outstanding immediately prior to the corporate conversion since these debentures were issued by the Fund and the Trust Units were redeemable in cash. The Corporation’s retrospective implementation of this standard has been presented in the reconciliation of shareholders’ equity (note 15(g)).

The U.S. Securities and Exchange Commission changed definitions of reserve quantities and future cash flow projections, upon completion of its project , “Modernization of Oil and Gas Reporting.” (SEC Rule 33-8995) As a result, the FASB issued Accounting Standards Update 2010-03 “Oil and Gas Reserve Estimation and Disclosures” which incorporated these new definitions into calculations of depletion and impairment calculations under US GAAP full cost accounting. Proved reserves and future cash flow projections are now calculated with reference to prices determined as the annual average of first-day-of-month values for the reporting year.  Previously, proved reserves and future cash flow projections were calculated with reference to prices at the year-end date. The Corporation prospectively adopted these changes as of December 31, 2009.

Advantage Oil & Gas Ltd. - 28

The application of US GAAP would have the following effect on net loss as reported:

Consolidated Statements of Loss and Comprehensive Loss	Year ended	Year ended
(thousands of Canadian dollars)	December 31, 2009	December 31, 2008
		(restated)
Net loss - Canadian GAAP, as reported	$(86,426)	$(20,577)
US GAAP Adjustments:
General and administrative - note 15 (a)	358	(904)
Management internalization - note 15 (a)	1,026	2,946
Depletion, depreciation and accretion - notes 15 (c) and (d)	(153,711)	(983,222)
Impairment of goodwill - note 15 (f)	-	120,271
Future income tax reduction - note 15 (e)	22,158	324,287
Net loss and comprehensive loss - US GAAP	$(216,595)	$(557,199)

The application of US GAAP would have the following effect on the balance sheets as reported:

	December 31, 2009		December 31, 2008
Consolidated Balance Sheets	Canadian	US	Canadian	US
(thousands of Canadian dollars)	GAAP	GAAP	GAAP	GAAP
				(restated)
Assets
Deferred charge - note 15 (b)	$-	$5,310	$-	$1,290
Fixed assets, net - notes 15 (c) and (d)	1,831,622	190,656	2,163,866	676,611
Future income taxes - note 15 (e)	-	374,221	-	347,038
Goodwill - note 15 (f)	-	120,271	-	120,271
Liabilities and Shareholders' Equity
Current portion of convertible debentures	69,553	69,553	86,125	86,576
- note 15 (b)
Trust Unit liability - note 15 (a)	-	-	-	2,414
Bank indebtedness - note 15 (b)	247,784	248,808	584,717	584,717
Convertible debentures - note 15 (b)	130,658	147,602	128,849	129,688
Future income taxes - note 15 (e)	38,796	-	43,976	-
Temporary equity - note 15 (g)	-	-	-	678,581
Shareholders' equity - notes 15 (a), (b) and (g)	1,235,805	115,469	1,208,513	(448,452)

Advantage Oil & Gas Ltd. - 29